=============================
                                                   HART & TRINEN 1624 Washington
                                                   St Denver, CO 80203
                                                   (303) 839-0061
                                                   (303) 839-5414 - Fax
                                                   harttrinen@aol.com - email
                                                   =============================

                                      MEMO

TO:         Joseph Son

FROM:       Bill Hart

RE:         Synergy Resources Corporation
            Registration Statement on Form S-1

DATE:       November 17, 2009

------------------------------------------------------------------------------


      In reference to the staff's letter dated October 26, 2009, and as previously discussed, please find attached a draft of our revised legal opinion. Upon your review of the same, please advise if the revised legal opinion satisfies comments 3 and 4 of the staff's letter.

      With respect to Comment 2, we have modified the cover page of the prospectus to correspond with the registration fee table. Please advise if our revisions satisfy the concerns raised by comment 2.

      Thank you for your time and cooperation in this regard.

                               HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart


                                November 16, 2009



Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651


       This letter will constitute an opinion upon the legality of the issuance by Synergy Resources Corporation, a Colorado corporation (the "Company"), of:

     - 1,038,000 Series A warrants to those shareholders who were owners of the Company's common stock on September 9, 2008;

     - up to 1,038,000 shares of common stock to the holders of the 1,038,000 Series A warrants if and when the warrants are exercised; and

     - Up to 3,091,733 shares of common stock to the holders of the Series A warrants described below if and when the warrants are exercised.

the sale by certain shareholders of the Company of:

     - up to 8,060,000 shares of the Company's common stock which certain shareholders acquired in connection with our acquisition of Synergy Resources Corporation;

     - up to 2,060,000 Series A warrants acquired by the shareholders in the acquisition;

     - up to 2,060,000 shares of common stock which may issuable upon the exercise of the Series A warrants;

     - up to 4,000,000 shares of common stock issuable upon the exercise of outstanding options;

     - up to 2,000,000 shares of our common stock which were acquired in a private offering;

     - up to 1,000,000 Series A warrants which were acquired in the private offering;

     - up to 2,000,000 shares of common stock which are issuable upon the exercise of Series A and Series B Warrants which warrants were sold in the private offering;

     - up to 63,466 shares of common stock which are issuable upon the exercise of sales agent warrants;

-

     - up to 63,466 shares of common stock which are issuable upon the exercise of the Series A and Series B warrants included as part of the sales agent's warrants; and

     - up to 31,733 Series A warrants issuable upon the exercise of the sales agent's warrants.


all as referred to in the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

      We have examined the Articles of Incorporation, the Bylaws, and the minutes of the Board of Directors of the Company, and the applicable laws of the State of Colorado applicable provisions of the Colorado Revised Statutes and the Colorado Constitution, all reported judicial decisions interpreting the same, and a copy of the Registration Statement. In our opinion:


       (i) for those shares which are presently outstanding, the Company was authorized to issue such shares and such shares are legally issued, fully paid and non-assessable shares of the Company's common stock;

       (ii) the Company is authorized to issue the 1,038,000 Series A warrants mentioned above and such warrants when issued, will be legal and binding obligations of the Company;

       (iii)the Company was authorized to issue the 3,091,737 Series A warrants mentioned above, and such warrants are legal and binding obligations of the Company; and

       (iv) any shares issued upon the exercise of the options or warrants, listed above, if exercised in accordance with their terms, will be legally issued and will represent fully paid and non-assessable shares of the Company's common stock.


                                           Very truly yours,

                                           HART & TRINEN



                                           William T. Hart

PROSPECTUS
                          SYNERGY RESOURCES CORPORATION

                                  Common Stock
                                       and
                                Series A Warrants

      By means of this prospectus:


     o we are issuing 1,038,000 Series A warrants to those shareholders who were owners of our common stock on September 9, 2008. We will issue 1,038,000 shares of our common stock upon the exercise of these warrants.


     o we are registering for public sale 3,091,733 Series A warrants previously issued to our shareholders and a securities broker.


     o a number of our shareholders are offering to sell up to 18,246,932 shares of our common stock which they acquired, or may acquire:


          -    as a result of the acquisition of another corporation
          -    in a private offering
          - upon the exercise of our Series A warrants, Series B warrants or options.
          - upon the exercise of warrants issued to a securities broker which acted as a sales agent in a private offering of our securities.

      Although we will receive proceeds if any of the Series A or Series B Warrants are exercised, we will not receive any proceeds from the sale of the common stock or Series A Warrants by the selling stockholders. We will pay for the expenses of this offering which are estimated to be $45,000.


      Our common stock is traded on the OTC Bulletin Board under the symbol SYRG. On November 16, 2009 the closing price for our common stock was $1.35.


      As of the date of this prospectus there was no public market for our Series A or Series B Warrants. Although we plan to have our Series A Warrants quoted on the OTC Bulletin Board, we may not be successful in establishing any public market for the Series A Warrants.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. FOR A DESCRIPTION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE __ OF THIS PROSPECTUS.



                The date of this prospectus is November __, 2009.